Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES

FIRST QUARTER 2007 RESULTS

Tel Aviv, Israel, May 30, 2007, Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its results for the first quarter of 2007.

Loss for the first quarter of 2007 amonted to NIS 36.5 million (US$ 8.8 million) compared with net income of NIS 8.0 million (US$ 1.9 million) in the corresponding period of 2006.
Loss for the first quarter of 2007 excluding stock-base compensation expenses ( Non GAAP measure)  amounted to NIS 23.4 million (US$ 5.6 million) compared with net income of NIS 9.4 million (US$ 2.3 million) in the corresponding period of 2006.

Mr. Shimon Yitzhaki, President of the Company and Chief Executive Officer commented: “This quarter, we have sold to Klepierre SA, the Rybnik Plaza and Sosnowiec Plaza shopping and entertainment centres, both located in Poland. The company recorded revenues in the amount of  approximatly NIS 404  million ($ 97.2 million)  in the first quarter of 2007 as a result of these sales.We are expecting to record an additional gain of approximatly NIS 86 million ($20.7 million) from price adjustments as a result of these sales in the next quarters of 2007.”

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation,  management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on

Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@elbitimaging.com	kprice@hfgcg.com

Consolidated Balance Sheet

Elbit Medical Imaging Ltd

	March 31, 2007			December 31, 2006	March 31, 2007
	Reported			Reported	Reported
					Convenience
					translation
	(in thousand NIS)				US$'000

Current Assets
Cash and cash equivalents	1,451,854			2,150,871	349,423
Short-term deposits and investments	607,450			279,112	146,197
Trade accounts receivable	254,872			51,141	61,341
Receivables and other debit balances	185,368			122,341	44,613
Inventories	28,083			24,710	6,759
Trading property	1,022,196	(	**)	910,493	246,016
	3,549,823			3,538,668	854,349

Long-Term Investments and Receivables
Debentures, loans
and other long-term balances	99,508			201,493	23,949
Investments in investees and other companies	60,498			61,680	14,560
	160,006			263,173	38,509

Real Estate and other Fixed Assets	1,576,891	(	*),(**)	2,204,817	379,516

Investment Property	686,502			-	165,223

Long-Term Leasehold Rights	113,045	(	*)	115,310	27,207

Other Assets and Deferred Expenses	28,264	(	*)	22,810	6,803

Assets Related to Discontinuing Operation	12,490			12,483	3,006

	6,127,021			6,157,261	1,474,614

Current Liabilities
Short-term credits	380,057	(	**)	480,771	91,470
Suppliers and service providers	173,925			107,117	41,860
Payables and other credit balances	426,995			229,000	102,766
	980,977			816,888	236,096

Long-Term Liabilities	2,998,412	(	**)	3,047,446	721,639

Liabilities Related to Discontinuing Operation	39,917			40,513	9,607

Options of subsidiaries	39,086			22,280	9,407

Minority Interest	648,122			630,187	155,986

Shareholders' Equity	1,420,507			1,599,947	341,879

	6,127,021			6,157,261	1,474,614

(*) Retrospective implementation of new accounting standard
(**) Reclassified

Consolidated Statement of Operations

	Three months ended March 31				Year ended Dec 31	Three months ended March 31
	2007	2006			2006	2007
	Reported	Reported			Reported	Reported
						Convenience
						translation
	(in thousand NIS)					US$'000

Revenues
Hotels operations and management	90,314	76,322			351,610	21,736
Commercial centers operations (1)	434,421	24,535	(	**)	397,508	104,554
Sale of medical systems	20,522	18,989			85,824	4,939
Sale of fashion merchandise	13,108	12,333			58,035	3,155
Sale of real estate assets and investments,net	-	39,040	(	**)	80,218	-
Realization of investments	-	29,387			697,358	-
	558,365	200,606			1,670,553	134,384
Costs and expenses
Hotels operations and management	81,167	73,803	(	*)	305,047	19,535
Commercial centers operations (1)	411,056	33,851	(	**)	395,037	98,930
Medical systems operation	18,331	15,078			72,515	4,412
Cost of fashion merchandise	17,413	16,002			70,251	4,191
Research and development expenses, net	14,364	15,058			62,566	3,457
General and administrative expenses	16,416	13,314			67,161	3,951
Share in losses of associated companies, net	2,068	2,272			9,665	498
Financial expenses, net	23,621	37,652			129,127	5,686
Other expenses,net	2,369	1,910			36,836	570
	586,805	208,940			1,148,205	141,230

Profit (loss) before income taxes	(28,440)	(8,334)			522,348	(6,846)
Income taxes	1,038	2,905			5,222	250

Profit (loss) after income taxes	(29,478)	(11,239)			517,126	(7,096)
Minority interest in results of subsidiaries, net	(7,773)	4,080			9,691	(1,871)

Profit (loss) from continuing operation	(37,251)	(7,159)			526,817	(8,967)
Profit from discontinuing operation, net	694	15,255			35,664	167

Net income (loss)	(36,557)	8,096			562,481	(8,800)

(1) Sale of trading property and investment property operations

(*) Retrospective implementation of new accounting standard
(**) Reclassified

Statement of Shareholders' Equity

Elbit Medical Imaging Ltd								Dividend
			Cumulative foreign currency				Loans to employees to acquire	declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
(In thousand NIS)

Balance -
December 31, 2005 (reported amounts) (*)	37,480	789,164	67,872	213,788	1,108,304	(162,383)	(19,034)	124,160	1,051,047

Gain for the period (*)	-	-	-	562,481	562,481	-	-	-	562,481
Exercise of warrents	28	1,105	-	-	1,133	-	-	-	1,133
Differences from translation of autonomous foreign entities' financial statements	-	-	31,553	-	31,553	-	-	-	31,553
Dividend paid	-	-	-	-	-	-	-	(124,160)	(124,160)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	16,970	-	16,970
Sale of treasury stocks	524	23,055	-	-	23,579	23,864	-	-	47,443
Stock base compensation expenses	-	13,480	-	-	13,480	-	-	-	13,480
Employee shares premium	-	1,789	-	-	1,789	-	(1,789)	-	-
Declared Dividend	-	-	-	(159,767)	(159,767)	-	-	159,767	-
December 31, 2006 (reported amounts) (*)	38,032	828,593	99,425	616,502	1,582,552	(138,519)	(3,853)	159,767	1,599,947

Loss for the period	-	-	-	(36,557)	(36,557)	-	-	-	(36,557)
Differences from translation of autonomous foreign entities' financial statements	-	-	(3,391)	-	(3,391)	-	-	-	(3,391)
Dividend payable	-	-	-	-	-	-	-	(159,767)	(159,767)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	215	-	215
Stock base compensation expenses	-	6,314	-	-	6,314	-	-	-	6,314
Employee shares premium	-	42	-	-	42	-	(42)	-	-
	38,032	834,949	96,034	579,945	1,548,960	(138,519)	(3,680)	-	1,406,761
Cumulative effect due to adjustment of real-estate assets to their market value at the beginning of the year	-	-	-	13,746	13,746	-	-	-	13,746

March 31, 2007 (reported amounts)	38,032	834,949	96,034	593,691	1,562,706	(138,519)	(3,680)	-	1,420,507

Elbit Medical Imaging Ltd								Dividend
			Cumulative foreign currency				Loans to employees to acquire	declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
Convenience translation US $'000

Balance -
December 31, 2006 (reported amounts) (*)	9,153	199,421	23,929	148,376	380,879	(33,338)	(927)	38,452	385,066

Loss for the period	-	-	-	(8,800)	(8,800)	-	-	-	(8,800)
Differences from translation of autonomous foreign entities' financial statements	-	-	(816)	-	(816)	-	-	-	(816)
Dividend payable	-	-	-	-	-	-	-	(38,452)	(38,452)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	52	-	52
Stock base compensation expenses	-	1,521	-	-	1,521	-	-	-	1,521
Employee shares premium	-	10	-	-	10	-	(10)	-	-
	9,153	200,952	23,113	139,576	372,794	(33,338)	(885)	-	338,571
Cumulative effect due to adjustment of real-estate assets to their market value at the beginning of the year	-	-	-	3,308	3,308	-	-	-	3,308

March 31, 2007 (reported amounts)	9,153	200,952	23,113	142,884	376,102	(33,338)	(885)	-	341,879
	-
(*) Retrospective implementation of new accounting standard